0-29644

02035048

P.E 5.9.02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 9, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Total pages = 47 CRGH

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Grant of share options dated April 22, 2002
2. Press release dated April 29, 2002
3. Press release dated April 30, 2002
4. Press release dated April 30, 2002
5. Disclosure of interest in shares dated May 1, 2002
6. Press release dated May 1, 2002
7. Press release dated May 7, 2002
8. Press release dated May 8, 2002
9. Section 198 Notification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

By:
Name: Tim Score
Title: Chief Financial Officer

Date: May 9, 2002

Item 1

ARM Holdings plc
22 April 2002

Grant of share options

As part of the annual grant of share options to the employees of ARM Holdings plc and its subsidiaries, the following executive directors of ARM Holdings plc were granted options over the Company's 0.05p ordinary shares on 19 April 2002 as follows:

Warren East, Chief Executive Officer	100,000
Tim Score, who joined as Chief Financial Officer on 1 March 2002	206,896
Tudor Brown, Chief Operating Officer	50,000
Michael Muller, Chief Technology Officer	50,000
Peter Magowan, Executive Vice President, Business Development	50,000

These options were granted for nil consideration and are exercisable from 19 April 2005 at a price of 246.5p.

The number of share options held by each director following this grant are as follows:

Warren East, Chief Executive Officer	330,215
Tim Score, Chief Financial Officer	206,896
Tudor Brown, Chief Operating Officer	243,157
Michael Muller, Chief Technology Officer	236,351
Peter Magowan, Executive Vice President, Business Development	274,431

ENDS

Item 2

UNDER EMBARGO UNTIL 10:00AM UK TIME ON MONDAY, 29 APRIL 2002

ARM ANNOUNCES NEXT GENERATION ARM11 MICROARCHITECTURE

ARM11 microarchitecture leads way for embedded SoCs targeted at next generation of wireless and consumer applications

CAMBRIDGE, UK – Apr. 29, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced at the Embedded Processor Forum in San Jose, Calif., the launch of the ARM11™ microarchitecture, designed to address the needs of next-generation wireless and consumer devices. The ARM11 microarchitecture targets a performance range of 400 to 1,200 Dhrystone MIPS, while meeting the low power needs and cost requirements of battery-powered and high-density embedded applications.

The ARM11 microarchitecture is the first implementation of the ARMv6 instruction set architecture *(ARM Announces Technical Details of Next-Generation Architecture -- Oct. 17, 2001)*, and is designed to address the requirements of embedded applications processors, advanced operating systems (OS), and multimedia, such as audio and video coding and decoding. The ARM11 microarchitecture forms the basis of a new range of ARM11 CPU products, and builds upon the success of the established ARM9E™ and ARM10E™ families of cores.

"System developers demand continual innovation to enable the creation of world class digital products," said John Rayfield, director of R&D, ARM. "The ARM11 microarchitecture is the foundation of our next generation of CPU cores, and delivers new levels of performance and efficiency for leading-edge wireless and consumer devices."

Applications

The ARM11 microarchitecture is particularly suited to next-generation wireless and consumer devices, where high levels of system performance and low-power consumption are required. These include 2.5G and 3G mobile phone handsets, PDAs and multimedia wireless devices, home consumer applications such as imaging and digital camera applications. The microarchitecture is also designed to meet the needs of home gateway and network infrastructure equipment including voice over IP and broadband modems.

Technical details

The new ARM11 microarchitecture implements the ARMv6 instruction set architecture that includes the Thumb® extensions for code density, Jazelle™ technology for Java™ acceleration, ARM DSP extensions, and SIMD (Single Instruction Multiple Data) media processing extensions.

High performance is delivered using an 8-stage integer pipeline, static and dynamic branch prediction, and separate load-store and arithmetic pipelines to maximize instruction throughput. The ARM11 microarchitecture will deliver 350 to 500+ MHz worst case on 0.13u foundry processes, and over 1 GHz on next-generation 0.1µm processes. The ARM11 microarchitecture achieves optimum power efficiency single-issue operation with out-of-order completion to minimize gate count, consuming less than 0.4 mW/MHz on 0.13u foundry processes.

Multimedia performance is accelerated through the enhanced integer pipeline, new SIMD media instructions, high-performance 64-bit memory system, and hardware support for unaligned data access. Real-time performance is enhanced by using vectored interrupts, and low-interrupt-latency operating modes which, together with ARMv6 architecture enhancements, reduce interrupt handling overhead by 70 percent.

The new ARM11 microarchitecture also provides considerably improved operating system performance by use of physically addressed caches, and new ARMv6 architecture instructions that accelerate context switching. The ARM11 microarchitecture was developed in close consultation with leading operating system vendors and supports the WindowsCE, Symbian OS, Palm OS, and Linux operating systems.

Availability

The first CPU using the ARM11 microarchitecture will be publicly announced and released to licensees in Q4 2002.

Notes

"ARM architecture" refers specifically to the architectural instruction sets and programmers models, such as the ARMv5TE architecture, the ARMv5TEJ architecture, and the ARMv6 architecture. The term "ARM microarchitecture" refers specifically to the implementations of those architectures, such as the ARM9™ family of cores and the ARM10 family of cores. The ARM926EJ-S™ core and the ARM1020E™ core are CPU products based on those earlier microarchitectures.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

ARM and Thumb are registered trademarks of ARM Limited. ARM9E, ARM926EJ-S, ARM10, ARM10E, ARM1020E, ARM11 and Jazelle are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Limited; ARM Taiwan; and ARM France SAS.

Item 3

ARM REINFORCES LOW-POWER CREDENTIALS WITH NEW FEATURES FOR MICROPROCESSOR CORE

Targets low-voltage 0.13μm processes resulting in 75 percent less power consumption, 50 percent smaller die area

CAMBRIDGE, UK – Apr. 30, 2002 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced at the Embedded Processor Forum, San Jose, Calif., the availability of a new version of the industry's most popular 16/32-bit embedded RISC microprocessor solution, the ARM7TDMI® core. This new version can be ported to leading-edge process technologies significantly reducing die area and allowing operation at lower voltages. Product designers using the new version can choose between increasing operating frequency or significantly reducing power consumption depending on the application.

When targeted at a standard 0.13μm, 1.2V ASIC process, the new version of the ARM7TDMI core achieves a worst case frequency of >133MHz, a die area of $0.26mm^2$ and typical power consumption of less than 0.06mW/MHz. This represents a 50 percent reduction in die area and more than 75 percent reduction in power consumption over earlier 0.18μm implementations.

Furthermore, the new core can be powered down to 0.7V. At this voltage, the power consumption is reduced to an very low 18 μW/MHz, with a worst case frequency of close to 50 MHz. This capability will allow battery life to be extended even further than before, so adding value to a wide range of portable devices. At the other end of the scale, using a high-performance 0.13μm process, worst case frequencies in excess of 220MHz can been achieved, extending the top-end performance of this versatile core.

"Since its inception, ARM has striven to achieve the best possible performance at the lowest possible power consumption and 10 years on, we still hold true to that

- more -

philosophy – this new version of our most popular core is no exception," said Clive Watts, ARM7™ product manager. "With its very small die area and significantly reduced power consumption, ASIC designers are now in an even more advantageous position when designing solutions for products that demand exceptionally long battery life."

"TI has worked closely with its Partner, ARM, to deliver more than half a billion wireless silicon and software devices that utilize the popular ARM7TDMI core along with TI's industry-leading DSPs," said Jeff Bellay, vice president, Wireless Operations, TI. "This new version of the ARM7TDMI core enables TI to provide its customers with lower power, wireless products based on leading-edge processes such as our recently-announced 90 nanometer technology and beyond."

In addition to the reduced die size and power consumption, another feature of the new version of the ARM7TDMI core is the incorporation of ARM's EmbeddedICE-RT™ technology. The EmbeddedICE™ technology provides real-time address and data-dependant breakpoints, single stepping and full access and control of the ARM CPU, memory and I/O sub-systems. The new EmbeddedICE-RT technology allows interrupts to be enabled during a debug operation so that critical interrupt service routines (ISR) continue to run. In real-time systems these ISRs are typically coupled with physical equipment, such as drives, which would run out of control if interrupts were blocked during debug. Since EmbeddedICE-RT technology improves the ability to debug real-time systems, design cycles and time to market is significantly reduced.

The ARM7TDMI core is ideal for devices where low-power consumption is critical in order to lengthen battery life in portable electronic devices such as digital cameras, personal organizers, mobile phones and handheld gaming devices.

Price and availability

The new version of the ARM7TDMI core is available now in ARM generic layout for porting to Partner-specific semiconductor processes. Additionally, the new version of the core is available as part of ARM's Foundry Program through TSMC and UMC Foundry Partners.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

Item 4

APPROVED – V2
UNDER EMBARGO UNTIL 10:00AM UK TIME ON TUESDAY, 30 APRIL 2002

ARM INTRODUCES NEW HIGH-PERFORMANCE MICROPROCESSOR CORE

CAMBRIDGE, UK –Apr. 30, 2002 — ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today introduced at the Embedded Processor Forum, San Jose, Calif., the ARM1026EJ-S™ microprocessor core, the latest addition to the ARM10E™ microprocessor family. The ARM1026EJ-S core is fully synthesizable and supports the ARM Jazelle™ technology for Java™ acceleration. The ARM1026EJ-S core will run at 325 MHz worst-case in a 0.13um foundry process, and is targeted at a broad range of applications, including network processing, automotive, embedded control, consumer entertainment, and wireless devices.

The ARM1026EJ-S core implements the ARM v5TEJ instruction set architecture and includes extensions of the ARM architecture, the Thumb® architecture, DSP and Jazelle technology. Support for the optional VFP10™ floating-point coprocessor and ETM10RV™ embedded trace macrocell is also included, making the ARM1026EJ-S core an excellent choice for complex and demanding applications. The ARM1026EJ-S core has been optimized using the EEMBC benchmark suites to deliver improved real-world application performance.

"The EEMBC benchmarks provide a valuable resource to help systems developers and CPU architects assess the impact of design choices on real world application performance," said Markus Levy, senior analyst of the Microprocessor Report and EEMBC president. "Through detailed performance analysis using the EEMBC suites, the ARM1026EJ-S core design team was able to incorporate several very beneficial features, such as improved branch prediction and sequential store merging, to increase embedded application performance."

- more -

"Next-generation applications running advanced operating systems demand greater CPU performance and design flexibility than ever before," said Eric Schorn, CPU product manager, ARM. "The ARM1026EJ-S core is the latest member of the ARM10E family and is designed to maximise application performance while also extending our well established lead in low power and system cost."

Additional features and support

The ARM1026EJ-S core offers support for configurable caches and tightly coupled memories (TCM), which result in lower die area and cost efficiencies, and vectored interrupt support to reduce interrupt latency and improve real-time performance. The ARM1026EJ-S core is delivered as synthesizable IP and offers considerable flexibility through configurable cache and TCM sizes, support for memory management units (MMU) and memory protection units (MPU). Extensive 64-bit on-chip interconnect allows for increased bandwidth which better addresses the implementation of complex applications, such as networking, with large data sets.

The ARM1026EJ-S core delivers over 400 Dhrystone MIPS at 325 MHz in a 0.13u foundry process. Extensive performance analysis using the EEMBC benchmark suites influenced the design choices made to increase embedded performance. The EEMBC scores for the ARM1026EJ-S core will exceed those of the ARM1020E™ core that ARM is publishing today on the EEMBC website.

Availability

The ARM1026EJ-S core will be delivered primarily as soft IP but hard IP is also available upon request. The core is available now for licensing from ARM.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

- ends -

ARM and Thumb are registered trademarks of ARM Limited. ARM1020E, ARM1026EJ-S, ARM10E, Jazelle, VFP10 and ETM10RV are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM, Taiwan; and ARM France SAS.

Item 5

Your Fax: 01223 400410

Legal & General

1 May, 2002

Arm Holdings Plc
100 Fulbourn Road
Cambridge
CB1 9NJ
Attn: Company Secretary

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a sale in the market of 200,000 shares on the 29 April 2002, we now hold the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,195,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	4,650,955	
HSBC Global Custody Nominee (UK) Ltd A/c 252605	814,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	757,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	21,027,766	
HSBC Global Custody Nominee (UK) Ltd A/c 904832	87,200	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	757,000	
	30,288,921	2.99%

Please note that this percentage is based on our understanding that your issued share capital is 1,011,748,174.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701.

Yours faithfully,

Kate Jarvis
Group A Signatory

Brenda Walker
Group B Signatory

Andrew Fairhurst / Kristina Hughman
Group C Signatory

Item 6

LSI LOGIC BECOMES FIRST ARM PARTNER TO LICENSE HIGH-PERFORMANCE SYNTHESIZABLE ARM1026EJ-S CORE

LSI Logic also licenses the Jazelle technology-enabled ARM7EJ-S core

CAMBRIDGE, UK and MILPITAS, Calif. – May 1, 2002 — ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, and LSI Logic Corporation (NYSE:LSI) today announced at the Embedded Processor Forum, San Jose, Calif., that LSI Logic has become the first ARM semiconductor Partner to license the new synthesizable ARM1026EJ-S™ microprocessor core, launched today. LSI Logic is targeting advanced communications, storage, and consumer applications with the new core where high performance and low-power consumption characteristics are critical. As part of this agreement, LSI Logic has also licensed the Jazelle™ technology-enhanced, ARM7EJ-S™ core. LSI Logic will implement these cores in its G*flx*™ 0.11 micron (drawn) and G90™ 90 nanometer (drawn) process technologies.

"Our full range of synthesizable ARM processor cores have proven to be some of the most popular cores in our extensive CoreWare library," said Rafi Kedem, senior director of the processor cores technology group at LSI Logic. "The new ARM1026EJ-S core provides an ideal high-performance upgrade path to the ARM9E™ family of cores, such as our recently announced 266MHz implementation of the ARM926EJ-S™ core. The high performance capabilities of the ARM1026EJ-S core significantly extend the range of market applications now served by ARM."

"Our specific goals when we were developing the ARM1026EJ-S core were to create a processor that offered excellent functionality and flexibility so our Partners would be able to create products for a wide range of applications, from high-end networking to advanced multimedia wireless devices," said John Rayfield, director, R&D, ARM. "LSI Logic's licensing of this core and their focus on designing diverse, high-performance ASICs around the ARM1026EJ-S processor, further demonstrates the high value that ARM® technology can bring to a broad set of applications and proves the company's commitment to the ARM architecture."

By licensing the new ARM1026EJ-S core and the ARM7EJ-S core, LSI Logic is further extending its high-performance SoC support for the ARM roadmap. LSI Logic is now offering the ARM7TDMI-S™ core, the ARM966E-S™ core, the ARM946E-S™ core, the ARM926EJ-S core, the ARM7EJ-S core and the ARM1026EJ-S core. In addition, LSI Logic is offering the AMBA® Design Kit (ADK) and all of the ARM PrimeCell® peripherals.

As part of it's extensive CoreWare® intellectual property (IP) offering, LSI Logic offers a full range of microprocessor and ZSP™ DSP cores, a broad range of peripherals and application specific IP, reference designs, platforms, and 'rapid prototyping' support for their customers' processor-based SoC designs. LSI Logic has adopted the AMBA standard as its on-chip interconnect for all processor-related IP. More recently LSI Logic was one of the first ASIC vendors to offer full support for the new Multi-Layer AMBA on-chip interconnect from ARM.

For additional details on the ARM1026EJ-S core launched today see separate news release from ARM - *ARM introduces new high-performance ARM1026EJ-S microprocessor core – Apr.30, 2002.*

About LSI Logic Corporation

LSI Logic Corporation (NYSE: LSI) is a leading designer and manufacturer of communications, consumer and storage semiconductors for applications that access, interconnect and store data, voice and video. In addition, the company supplies storage network solutions for the enterprise. LSI Logic is headquartered at 1551 McCarthy Boulevard, Milpitas, CA 95035, 866-574-5741 (within U.S.), +1 408-954-3108 (outside U.S.), http://www.lsilogic.com.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

- ends -

For further information, contact:

Michelle Spencer
ARM
44 1628 427780
michelle.spencer@arm.com

Lisa Robinson
LSI Logic Corporation
408-433-8728
lrobins@lsil.com

Item 7

ARM ANNOUNCES LICENSING AGREEMENT WITH BROADCOM

CAMBRIDGE, UK – May 7, 2002 – ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] today announced Broadcom Corporation as a new licensee. Broadcom has licensed two ARM core implementations, the ARM7TDMI-S™ core and the ARM926EJ-S™ core, for use in future integrated circuits.

Broadcom's license confirms the ARM7TDMI-S processor core's position as the industry leader with regards to size, power efficiency, and performance. This licensing agreement significantly strengthens ARM's existing presence in the networking and broadband sectors where Broadcom is a recognized market leader.

The ARM926EJ-S processor core incorporates ARM's Jazelle™ technology that accelerates Java execution by up to 10 times compared to a fully software-based JVM. The fully-synthesizable ARM core also features a memory management unit (MMU) required for running platform Operating Systems like Windows CE and Linux. The core also has many power-saving features, flexible size caches and tightly coupled memories (TCMs).

-ends-

Enquiries:

Tim Score, CFO +44 (0) 1223 400400
Michelle Spencer +44 (0) 1628 427700
ARM Holdings

Sarah Marsland
Sarah Manners
Financial Dynamics +44 (0) 20 7831 3113

Item 8

ARM AND LYNUXWORKS COLLABORATE TO OFFER DEVELOPERS A PLATFORM FOR LOW-POWER, HIGH-PERFORMANCE EMBEDDED LINUX APPLICATIONS

ARM Integrator Porting Platform Ships with BlueCat 4.0 and VisualLynux e

CAMBRIDGE, UK and SAN JOSE, Calif., — May 8, 2002 – ARM [(LSE: ARM); Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and LynuxWorks, a world leader in the embedded software market, providing operating systems and software development products, today announced that LynuxWorks' industry-leading BlueCat™ 4.0 Linux and VisualLynux™ Integrated Development Environment (IDE) will be packaged with the new ARM920T™ core-based Integrator™ Porting Platform. Offered as a complete, out-of-the-box embedded Linux solution, the development platform gives developers immediate access to a ported and tested Linux environment with comprehensive ARM9™ core processor and Thumb® family support. ARM will sell the Integrator Porting Platform bundled with BlueCat and with six months of technical support. A member of the ARM® DevZone™ program, LynuxWorks will work closely with ARM to develop software optimized for the ARM technology.

"LynuxWorks has one of the industry's premier embedded Linux offerings with which our customers can confidently build their Linux applications," said Gordon Stubberfield, Integrator product manager, ARM. "Bundling BlueCat and its complementary VisualLynux IDE with our ARM9 processor family gives the developer community a complete platform to quickly get their products to market while saving critical development costs along the way."

"LynuxWorks continues to make a commitment to better serve our customers, our partners' customers and the industry at large," said Dr. Inder Singh, CEO, LynuxWorks. "The strategic partnership we have with ARM reinforces this commitment. Our collaboration on the packaging of the new ARM9 core-based Integrator for Linux solutions board bundle provides a robust embedded Linux platform solution to our customers that saves time and costs realized throughout the entire design cycle."

The Integrator family, part of the ARM RealView™ suite of development tools, leverages ARM's unique experience in test chip technology to provide a range of flexible, high-performance development platforms that meet the needs of today's system-on-chip developers. The Integrator/LPP1 platform is a complete solution using standard Integrator components along with PCI cards for video display and network interface. It enables development engineers to start integrating their own hardware and software IP into an existing fully-supported Linux environment before initial silicon is available, thus saving considerable time and cost, as well as bringing their product to market faster.

LynuxWorks' BlueCat 4.0 is the company's latest Linux distribution, which offers enhanced productivity and performance features. With VisualLynux, developers have access to a fully-integrated and tested cross development environment to rapidly facilitate specific development requirements. VisualLynux is an extension of Microsoft Visual Studio developed for Windows technology-hosted development with the added benefit of all the commands and standard GNU tools developers need to streamline the design and creation of applications targeted to run on BlueCat Linux.

Pricing and Availability

The Intergrator/LPP-1 ARM920T core-based Porting Platform is available from ARM immediately and priced at $18000. For more information visit the web at http://www.arm.com or http://www.armdevzone.com.

About RealView Tools

RealView tools by ARM, provide designers with the best solution for creating and analyzing systems based on ARM technology. ARM RealView tools are designed and used by the creators of the ARM architecture. Because the tools are developed by the designers of the architecture, they enable the highest level of pre-silicon evaluation and development and the broadest range of support for future ARM architecture families and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About LynuxWorks

LynuxWorks is a world leader in the embedded software market, providing operating systems, software development products and consulting services for the world's most successful communications, aerospace/defense, and consumer products companies. Established in 1988, the company is a founding member of the real-time operating systems (RTOS) industry, and a leading participant in the Embedded Linux Consortium (ELC). LynuxWorks' headquarters are located in San Jose, California. The company's products include the open-source BlueCat Linux and the scalable, Linux-compatible LynxOS real-time operating system. World class companies use LynuxWorks' products, including: 3Com, Alcatel, Boeing, Ericsson, Hewlett Packard, Jet Propulsion Laboratory, Lockheed Martin, Lucent Technologies, Marconi, Mitsubishi, Motorola, NEC USA, Raytheon, TRW and Xerox. For more information, please visit www.lynuxworks.com.

ENDS

Other brand or product names are registered trademarks or trademarks of the respective holders. Linux is a registered trademark of Linus Torvald

Item 9

RECEIVED 8 MAY 2002

THE CAPITAL GROUP COMPANIES, INC.

333 South Hope Street, Los Angeles, California 90071 • Telephone (213) 486-9200 • Fax (213) 486-9217

3 May 2002

BY FAX - ORIGINAL IN POST
(44 1223 400546)

Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 2 May 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 1,014,767,176 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang at (213)452-2064 or Gina Martinez at (213)452-2295, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Inmo Khang
Compliance Associate

198/90/I

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 2 May 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

71,515,352

Name(s) of registered holder(s):

See Schedule B

As of 2 May 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	71,515,352	7.05%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	30,526,597.00	3.01%
• Capital International Limited	21,982,198.00	2.17%
• Capital International S.A.	5,731,947.00	0.56%
• Capital International, Inc.	274,610.00	0.03%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 2 May 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,779,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	648,717
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	11,995,372
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	288,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	5,094,308
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,289,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	790,900

Citibank London 11 Old Jewry London EC2R 8D8 UK	638,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,977,000
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	14,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	75,700
State Street Bank & Trust Co.	65,400
Citibank NA Toronto	29,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	43,200
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	357,000

Clydesdale Bank plc	1,800
TOTAL	**30,526,597**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	724,700
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,581,873
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,881,600
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	286,600
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,473,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	136,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	193,800
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	422,500

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,685,881
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	58,200
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	228,100
State Street Bank & Trust Co.	273,400
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	119,400
Citibank NA Toronto	32,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	642,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,015,700
Northern Trust AVFC South Africa	334,100

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	66,344
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	454,200
Bank One London	313,500
Clydesdale Bank plc	57,200
TOTAL	**21,982,198**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	43,800
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	126,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,825,807
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	67,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	297,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	136,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	93,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	18,900

Morgan Stanley	19,600
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	1,728,300
State Street Bank & Trust Co.	96,800
National Westminster Bank	256,400
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	72,700
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	130,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	43,600
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	413,600

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	330,140
TOTAL	5,731,947

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	111,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	43,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	**274,610**

Capital Research and Management Company

Registered Name		Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		13,000,000
	TOTAL	13,000,000